


**Consolidated Statement of Income**

PepsiCo, Inc. and Subsidiaries

Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004

(in millions except per share amounts)

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net Revenue | $ 35,137 | $ 32,562 | $ 29,261 |
| Cost of sales | 15,762 | 14,176 | 12,674 |
| Selling, general and administrative expenses | 12,774 | 12,314 | 11,031 |
| Amortization of intangible assets | 162 | 150 | 147 |
| Restructuring and impairment charges | - | - | 150 |
| Operating Profit | 6,439 | 5,922 | 5,259 |
| Bottling equity income | 616 | 557 | 380 |
| Interest expense | (239) | (256) | (167) |
| Interest income | 173 | 159 | 74 |
| Income from Continuing Operations before Income Taxes | 6,989 | 6,382 | 5,546 |
| Provision for Income Taxes | 1,347 | 2,304 | 1,372 |
| Income from Continuing Operations | 5,642 | 4,078 | 4,174 |
| Tax Benefit from Discontinued Operations | - | - | 38 |
| Net Income | $ 5,642 | $ 4,078 | $ 4,212 |
| **Net Income per Common Share – Basic** | | | |
| Continuing operations | $ 3.42 | $ 2.43 | $ 2.45 |
| Discontinued operations | - | - | 0.02 |
| Total | $ 3.42 | $ 2.43 | $ 2.47 |
| **Net Income per Common Share – Diluted** | | | |
| Continuing operations | $ 3.34 | $ 2.39 | $ 2.41 |
| Discontinued operations | - | - | 0.02 |
| Total | $ 3.34 | $ 2.39 | $ 2.44* |

\* Based on unrounded amounts.

See accompanying notes to consolidated financial statements.





**Consolidated Statement of Cash Flows**

PepsiCo, Inc. and Subsidiaries

Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004

(in millions)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 5,642 | $ 4,078 | $ 4,212 |
| Depreciation and amortization | 1,406 | 1,308 | 1,264 |
| Stock-based compensation expense | 270 | 311 | 368 |
| Excess tax benefits from share-based payment arrangements | (134) | - | - |
| Restructuring and impairment charges | - | - | 150 |
| Cash payments for merger-related costs and restructuring charges | - | (22) | (92) |
| Tax benefit from discontinued operations | - | - | (38) |
| Pension and retiree medical plan contributions | (131) | (877) | (534) |
| Pension and retiree medical plan expenses | 544 | 464 | 395 |
| Bottling equity income, net of dividends | (479) | (411) | (297) |
| Deferred income taxes and other tax charges and credits | (510) | 440 | (203) |
| Other non-cash charges and credits, net | 32 | 145 | 166 |
| Change in accounts and notes receivable | (330) | (272) | (130) |
| Change in inventories | (186) | (132) | (100) |
| Change in prepaid expenses and other current assets | (37) | (56) | (31) |
| Change in accounts payable and other current liabilities | 223 | 188 | 216 |
| Change in income taxes payable | (295) | 609 | (268) |
| Other, net | 69 | 79 | (24) |
| **Net Cash Provided by Operating Activities** | 6,084 | 5,852 | 5,054 |
| | | | |
| **Investing Activities** | | | |
| Snack Ventures Europe (SVE) minority interest acquisition | - | (750) | - |
| Capital spending | (2,068) | (1,736) | (1,387) |
| Sales of property, plant and equipment | 49 | 88 | 38 |
| Investment in finance assets | (25) | - | - |
| Other acquisitions and investments in noncontrolled affiliates | (522) | (345) | (64) |
| Cash proceeds from sale of PBG stock | 318 | 214 | - |
| Divestitures | 37 | 3 | 52 |
| Short-term investments, by original maturity | | | |
| More than three months – purchases | (29) | (83) | (44) |
| More than three months – maturities | 25 | 84 | 38 |
| Three months or less, net | 2,021 | (992) | (963) |
| **Net Cash Used for Investing Activities** | (194) | (3,517) | (2,330) |

(Continued on following page)




**Consolidated Statement of Cash Flows (continued)**

PepsiCo, Inc. and Subsidiaries

Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004

(in millions)

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Financing Activities** | | | |
| Proceeds from issuances of long-term debt | $ 51 | $ 25 | $ 504 |
| Payments of long-term debt | (157) | (177) | (512) |
| Short-term borrowings, by original maturity | | | |
|    More than three months – proceeds | 185 | 332 | 153 |
|    More than three months – payments | (358) | (85) | (160) |
|    Three months or less, net | (2,168) | 1,601 | 1,119 |
| Cash dividends paid | (1,854) | (1,642) | (1,329) |
| Share repurchases – common | (3,000) | (3,012) | (3,028) |
| Share repurchases – preferred | (10) | (19) | (27) |
| Proceeds from exercises of stock options | 1,194 | 1,099 | 965 |
| Excess tax benefits from share-based payment arrangements | 134 | - | - |
| **Net Cash Used for Financing Activities** | (5,983) | (1,878) | (2,315) |
| Effect of exchange rate changes on cash and cash equivalents | 28 | (21) | 51 |
| **Net (Decrease)/Increase in Cash and Cash Equivalents** | (65) | 436 | 460 |
| **Cash and Cash Equivalents, Beginning of Year** | 1,716 | 1,280 | 820 |
| **Cash and Cash Equivalents, End of Year** | $ 1,651 | $ 1,716 | $ 1,280 |

See accompanying notes to consolidated financial statements.



**Consolidated Balance Sheet**

PepsiCo, Inc. and Subsidiaries

December 30, 2006 and December 31, 2005

(in millions except per share amounts)

| | 2006 | | 2005 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | $ **1,651** | $ | 1,716 |
| Short-term investments | **1,171** | | 3,166 |
| Accounts and notes receivable, net | **3,725** | | 3,261 |
| Inventories | **1,926** | | 1,693 |
| Prepaid expenses and other current assets | **657** | | 618 |
| Total Current Assets | **9,130** | | 10,454 |
| **Property, Plant and Equipment, net** | **9,687** | | 8,681 |
| **Amortizable Intangible Assets, net** | **637** | | 530 |
| Goodwill | **4,594** | | 4,088 |
| Other nonamortizable intangible assets | **1,212** | | 1,086 |
| **Nonamortizable Intangible Assets** | **5,806** | | 5,174 |
| **Investments in Noncontrolled Affiliates** | **3,690** | | 3,485 |
| **Other Assets** | **980** | | 3,403 |
| Total Assets | $ **29,930** | $ | 31,727 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Current Liabilities** | | | |
| Short-term obligations | $ **274** | $ | 2,889 |
| Accounts payable and other current liabilities | **6,496** | | 5,971 |
| Income taxes payable | **90** | | 546 |
| Total Current Liabilities | **6,860** | | 9,406 |
| **Long-Term Debt Obligations** | **2,550** | | 2,313 |
| **Other Liabilities** | **4,624** | | 4,323 |
| **Deferred Income Taxes** | **528** | | 1,434 |
| Total Liabilities | **14,562** | | 17,476 |
| Commitments and Contingencies | | | |
| **Preferred Stock, no par value** | **41** | | 41 |
| **Repurchased Preferred Stock** | **(120)** | | (110) |
| **Common Shareholders' Equity** | | | |
| Common stock, par value $1^2/_3$ cents per share (issued 1,782 shares) | **30** | | 30 |
| Capital in excess of par value | **584** | | 614 |
| Retained earnings | **24,837** | | 21,116 |
| Accumulated other comprehensive loss | **(2,246)** | | (1,053) |
| | **23,205** | | 20,707 |
| Less: repurchased common stock, at cost (144 and 126 shares, respectively) | **(7,758)** | | (6,387) |
| Total Common Shareholders' Equity | **15,447** | | 14,320 |
| Total Liabilities and Shareholders' Equity | $ **29,930** | $ | 31,727 |

See accompanying notes to consolidated financial statements.





**Consolidated Statement of Common Shareholders' Equity**

PepsiCo, Inc. and Subsidiaries

Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004

(in millions)

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount |
| **Common Stock** | 1,782 | $ 30 | 1,782 | $ 30 | 1,782 | $ 30 |
| **Capital in Excess of Par Value** | | | | | | |
| Balance, beginning of year | | 614 | | 618 | | 548 |
| Stock-based compensation expense | | 270 | | 311 | | 368 |
| Stock option exercises [a] | | (300) | | (315) | | (298) |
| Balance, end of year | | 584 | | 614 | | 618 |
| **Retained Earnings** | | | | | | |
| Balance, beginning of year | | 21,116 | | 18,730 | | 15,961 |
| Net income | | 5,642 | | 4,078 | | 4,212 |
| Cash dividends declared – common | | (1,912) | | (1,684) | | (1,438) |
| Cash dividends declared – preferred | | (1) | | (3) | | (3) |
| Cash dividends declared – RSUs | | (8) | | (5) | | (2) |
| Balance, end of year | | 24,837 | | 21,116 | | 18,730 |
| **Accumulated Other Comprehensive Loss** | | | | | | |
| Balance, beginning of year | | (1,053) | | (886) | | (1,267) |
| Currency translation adjustment | | 465 | | (251) | | 401 |
| Cash flow hedges, net of tax: | | | | | | |
| Net derivative (losses)/gains | | (18) | | 54 | | (16) |
| Reclassification of (gains)/losses | | | | | | |
| to net income | | (5) | | (8) | | 9 |
| Unamortized pension and retiree medical, net of tax | | (1,782) | | - | | - |
| Minimum pension liability adjustment, net of tax | | 138 | | 16 | | (19) |
| Unrealized gain on securities, net of tax | | 9 | | 24 | | 6 |
| Other | | - | | (2) | | - |
| Balance, end of year | | (2,246) | | (1,053) | | (886) |
| **Repurchased Common Stock** | | | | | | |
| Balance, beginning of year | (126) | (6,387) | (103) | (4,920) | (77) | (3,376) |
| Share repurchases | (49) | (3,000) | (54) | (2,995) | (58) | (2,994) |
| Stock option exercises | 31 | 1,619 | 31 | 1,523 | 32 | 1,434 |
| Other | - | 10 | - | 5 | - | 16 |
| Balance, end of year | (144) | (7,758) | (126) | (6,387) | (103) | (4,920) |
| **Total Common Shareholders' Equity** | | $ 15,447 | | $ 14,320 | | $ 13,572 |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Comprehensive Income** | | | |
| Net income | $ 5,642 | $ 4,078 | $ 4,212 |
| Currency translation adjustment | 465 | (251) | 401 |
| Cash flow hedges, net of tax | (23) | 46 | (7) |
| Minimum pension liability adjustment, net of tax | 5 | 16 | (19) |
| Unrealized gain on securities, net of tax | 9 | 24 | 6 |
| Other | - | (2) | - |
| **Total Comprehensive Income** | $ 6,098 | $ 3,911 | $ 4,593 |

(a) Includes total tax benefits of $130 million in 2006, $125 million in 2005 and $183 million in 2004.

See accompanying notes to consolidated financial statements.





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| XBRL report | pep-20061230.xml |
| XBRL taxonomy schema | pep-20061230.xsd |
| XBRL taxonomy linkbase | pep-20061230_lab.xml |
| XBRL taxonomy linkbase | pep-20061230_pre.xml |
| XBRL taxonomy linkbase | pep-20061230_cal.xml |